Exhibit 99.1

WINN-DIXIE STORES, INC.

FRANK LAZARAN STOCK OPTION PLAN

AND AWARD CERTIFICATE

THIS FRANK LAZARAN STOCK OPTION PLAN AND AWARD CERTIFICATE (the “Plan”), evidences the grant of a non-qualified stock option (the “Option”) for the purchase of Three Hundred Seventy-Five Thousand (375,000) shares of common stock (the “Stock”) of Winn-Dixie Stores, Inc., a Florida corporation (the “Company”), at the exercise price of $12.66 per share, which price is the closing price of the Company’s common stock on June 24, 2003 (the “Grant Date”). Such grant was made pursuant to an Employment Letter Agreement between Frank Lazaran (“Optionee”) and the Company, dated May 2, 2003 (the “Employment Agreement”).

I. DEFINITIONS.

For purposes of this Plan, the following terms are defined as set forth below:

(a) “Board” means the Board of Directors of the Company.

(b) “Cause” means gross misconduct in the performance of Optionee’s duties as President and Chief Executive Officer of the Company or conviction of Optionee of any felony involving moral turpitude.

(c) “Change in Control” means

(1) any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), excluding (A) those persons and entities included in the joint Schedule 13(G) filing filed with the Securities and Exchange Commission on February 12, 1999, and all current or future heirs, successors and affiliates to such persons and all trusts or other entities established or maintained, or to be established or maintained, for the benefit of such persons and their heirs, successors and affiliates (collectively, the “Davis Family”), (B) any employee benefit plan or related trust sponsored or maintained by the Company, and (C) a corporation or other entity owned, directly or indirectly, by all or substantially all of the shareholders of the Company immediately prior to the transaction in substantially the same proportions as their ownership of stock of the Company (“Person”)), becoming the beneficial owner, directly or indirectly, of twenty-five (25) percent or more of the outstanding voting stock of the Company requiring the filing of a report with the Securities and Exchange Commission under Section 13(d) of the Act; provided, that, at the time of the acquisition of such beneficial ownership interest, such Person’s beneficial ownership interest in the Company exceeds that of the Davis Family;

(2) consummation of a merger, consolidation, liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, all or substantially all of the shareholders of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty (50) percent of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination; or

(3) during any period of twenty-four (24) consecutive months, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board.

(d) “Committee” means the compensation committee of the Board.

(e) “Disability” means total disability as defined in the Company’s long-term disability plan.

(f) “Good Reason” means demotion of Optionee or a reduction in the base salary of Optionee.

(g) “Stock” means the Company’s Common Stock, having a par value of $1.00 per share, as constituted on the Grant Date, whether presently authorized and unissued or held in the Company’s treasury, or hereafter reacquired by the Company.

II. GRANT, EXPIRATION AND TERMINATION OF OPTION.

On the Grant Date, the Company granted to Optionee the Option to purchase Three Hundred Seventy-Five Thousand (375,000) shares of Stock, at the exercise price of $12.66 per share, which price is the closing price of the Company’s common stock on the New York Stock Exchange on the Grant Date. Such Option was granted pursuant to and as provided in the Optionee’s Employment Agreement. Such Option is subject to the terms and conditions of the Employment Agreement and this Plan. Subject to the provisions of Article III hereof, the Option shall be exercisable on or before June 24, 2013, at the end of which period it shall expire and become void (unless previously expired and deemed void pursuant to this Article II) to the extent it then remains unexercised.

Upon termination of Optionee’s employment by the Company other than for Cause, including by electing not to renew the Employment Agreement, the Option shall remain exercisable until June 24, 2013. Upon termination of Optionee’s employment (a) by the Company for Cause, (b) voluntarily by Optionee with or without Good Reason, including by electing not to renew the Employment Agreement, or (c) due to death or Disability, the Option may be exercised to the extent vested and exercisable (determined pursuant to Article III hereof as of the date of employment termination) until the second anniversary of such termination of employment (unless it expires sooner, pursuant to the terms of this Plan, on June 24, 2013), at the end of which period the Option shall terminate and become void in its entirety. Any portion of the Option not vested on the date of such a termination of employment shall immediately terminate and become void as of the date of employment termination.

This Plan does not confer upon Optionee any right with respect to continuance of employment by the Company, nor shall it interfere in any way with Optionee’s right, or the Company’s right, to terminate Optionee’s employment at any time (subject to the terms of Optionee’s Employment Agreement).

III. EXERCISE OF OPTION.

Subject to the provisions of Article II hereof,

(a) one-third of the Option (i.e., 125,000 shares out of the 375,000 shares) shall be exercisable during the term set forth in Article II hereof commencing at any time after the first annual anniversary of the Grant Date,

(b) an additional one-third of the Option (i.e., an additional 125,000 out of the 375,000 shares) shall be exercisable during the term set forth in Article II hereof commencing at any time after the second annual anniversary of the Grant Date, and

(c) the remaining one-third of the Option (i.e., the remaining 125,000 out of the 375,000 shares) shall be exercisable during the term set forth in Article II hereof commencing at any time after the third annual anniversary of the Grant Date.

In addition, upon termination of Optionee’s employment (x) by the Company without Cause prior to Optionee’s normal retirement date, including by electing not to renew the Employment Agreement, (y) voluntarily by Optionee for Good Reason prior to Optionee’s normal retirement date, or (z) due to death or Disability, the Option shall become fully vested and exercisable as of the date of employment termination. Furthermore, upon a Change in Control while Optionee is employed by the Company, the Option shall become fully vested and exercisable, and, notwithstanding anything in Article II hereof to the contrary, the Board shall have the right (to the extent expressly required as part of a Change in Control transaction) to cancel the Option after providing Optionee a reasonable period to exercise the Option.

The Option, when exercisable, may be exercised (1) by Optionee, (2) in the event of a transfer of the Option pursuant to Article IV hereof, by a transferee of the Option, or (3) in the event of the death of Optionee, by the person or persons to whom the Option passes by will or the laws of descent and distribution, in whole at any time or in part from time to time, by submitting written notice thereof to the Company or its duly authorized agent or representative on such forms as may be provided by the Company, accompanied by payment in full (i) in cash or check acceptable to the Committee, (ii) using shares of the Company’s common stock that have been held by Optionee for at least six (6) months prior to the date of exercise, (iii) if permitted by Section 13 of the Act, by delivery (on a form approved by the Committee) of an irrevocable direction to a securities broker approved by the Committee to sell shares of Stock subject to the Option and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price, or (iv) by any other method the Committee deems acceptable from time to time in its sole discretion. Shares used to satisfy the exercise price shall be valued at their fair market value on the date of exercise.

IV. TRANSFER OF OPTION.

The Option and any right(s) of Optionee hereunder to purchase shares of Stock may not be sold, pledged, assigned or transferred by Optionee otherwise than (a) by will or the laws of descent and distribution, or (b) by gift to any member of Optionee’s immediate family or to a trust for the benefit of such immediate family member. Any transferee of the Option shall receive the Option subject to all of the terms and conditions contained in this Plan. For purposes of this Article IV, the term “immediate family” shall mean Optionee’s spouse, children, stepchildren, grandchildren (including relationships arising from legal adoption), and parents.

V. ANTI-DILUTION.

If any change in the outstanding shares of Stock (including an exchange of the Stock for stock or other securities of another corporation) occurs by reason of a Stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares or other similar corporate change, the Committee shall, in its sole discretion, determine whether such change equitably requires a change in the number and type of shares subject to the Option and whether the purchase price of stock subject to the Option (i.e., the exercise price) shall be equitably adjusted. Fractional shares resulting from any such adjustment shall be rounded to the nearest whole share.

VI. RIGHTS OF OPTIONEE.

In consideration of the Option grant, among other good and valuable consideration, Optionee agrees to be bound by the provisions of Attachment A to the Employment Agreement. Optionee shall not have any rights as a stockholder of the Company by virtue of the Option until the date of issue of the certificate or certificates for the shares of Stock purchased by Optionee pursuant to exercise of the Option.

VII. ADMINISTRATION.

Consistent with the terms of this Plan, the Committee shall administer the Option and shall make all determinations as to any question that may arise with respect to the interpretation, intent or administration of this Plan. All determinations made by the Committee with respect to this Plan shall be final and binding on Optionee.

VIII. WITHHOLDING.

Optionee shall have the right to satisfy the minimum statutory federal and state tax withholding requirements arising out of the exercise of the Option by electing to have the Company withhold shares of Stock that otherwise would be transferred to Optionee as a result of the exercise of the Option. In addition, the Company shall have the right upon the exercise of the Option to take such action, if any, as the Company deems necessary or appropriate to satisfy the minimum statutory federal and state tax withholding requirements arising out of the exercise of the Option including (but not limited to) requiring Optionee to make a cash payment to the Company to satisfy the minimum statutory withholding requirements. The Company shall have no obligation to deliver a certificate or certificates evidencing the shares purchased upon exercise of the Option unless and until withholding arrangements satisfactory to the Company are made.

IX. REGISTRATION OF SHARES.

The shares subject to the Option shall be registered under the Securities Act of 1933, as amended.

Acknowledged and accepted:

/s/ Frank Lazaran

Frank Lazaran, Optionee